Exhibit 99.1

China Xiangtai Food Co., Ltd. Announces Results of Special Meeting of Shareholder

Approved the resolutions of changing the Company’s name to Bit Origin Limited, appointing new Chairman and CEO, and divesting old business

New York, April 27, 2022 (GLOBE NEWSWIRE) – China Xiangtai Food Co., Ltd. (NASDAQ: BTOG) ("China Xiangtai " or the "Company"), an emerging growth company engaged in crypto mining business with diversified expansion strategy, today announced the results of shareholder votes from its Special Meeting of Shareholders (the “Meeting”) held on Tuesday, April 26, 2022 at 10:00 p.m. ET.

At the Meeting, the requisite vote of shareholders has approved the following resolutions:

(i) Changed the Company’s name to Bit Origin Limited (the “Name Change”).

The Company’s name will be changed to Bit Origin Limited, effective on April 27, 2022. The Company expects to complete the necessary regulatory steps for the name change in mid-May. The goal of the name change is to better reflect the Company's core business and diversification prospects.

No further action is required from the Company’s shareholders relative to the Name Change. The Company’s ordinary shares will continue to be listed on Nasdaq and the CUSIP will be changed.

(ii) Appointed Mr. Lucas Wang as a director, Chairman of the Board and the Chief Executive Officer to replace Ms. Zeshu Dai (the “Change of Director and Officer”).

Mr. Lucas Wang was appointed as a director, Chairman of the Board, and the Chief Executive Officer to replace Ms. Zeshu Dai, effective immediately.

Mr. Wang is a pioneer in the field of Internet technology entrepreneurship. He has over eight years of entrepreneurial and investment experience in the broader blockchain industry ranging from crypto mining ecosystem to De-Fi, NFTs and the latest Web 3.0 technology.

Over the past eight years, he has led his team to achieve an industry-leading position in the cryptocurrency mining sector. He has designed, invested, and managed more than 10 blockchain supercomputing centers with a capacity of more than 1000MW across many continents, including the United States, Canada in North America, China and Kazakhstan in Asia, and Ethiopia in Africa.

Mr. Wang is also a senior player and investor in the field of IPFS. He began to deploy and invest in IPFS mining before online of the testing site in 2020, with more than 300p in hash power. Mr. Wang also served as Executive chairman of WBA World Mining Development Alliance. He received his Master’s degree in Business Administration from Hong Kong Finance and Economics College.

(iii) Sold all the equity interest in WVM Inc. and China Silanchi Holding Limited for a total price of US$1,000,000 pursuant to the terms and conditions of the share purchase agreement dated March 31, 2022.

On March 31, 2022, China Xiangtai entered into a share purchase agreement (the “Share Purchase Agreement”) with Ocean Planet Future Limited (the “Buyer”). Pursuant to the Share Purchase Agreement, the Company agreed to sell all the equity interest in WVM Inc. and China Silanchi Holding Limited (the “Subsidiaries”), the wholly-owned subsidiaries of the Company, to the Buyer for a total price of US$1,000,000 (the “Disposition”). The Board of Directors approved the transaction contemplated by the Share Purchase Agreement. The Disposition closed on April 27, 2022, and represented the Company completing the disposition of the slaughterhouse and meat processing business and the feed raw materials business and focusing on the bitcoin mining business.

(iv) Increased the share capital from “US$1,500,000 consisting of 150,000,000 shares of US$0.01 each” to “US$3,000,000 consisting of 300,000,000 shares of US$0.01 each” (the “Increase of Authorized Share Capital”).

(v) Amended and restated the Company’s Memorandum and Articles of Association, as amended, to reflect the Name Change and the Increase of Authorized Share Capital and to change the address of the registered office of the Company.

Mr. Lucas Wang, Chairman and Chief Executive Officer of the Company, commented “I would like to thank Ms. Dai for her years of dedicated services and contributions to the Company during her tenure and wish her all the best in her future endeavors. I feel very privileged to take the leadership role at such an exciting time and can bring my experience in the blockchain industry to the management team. As the Company’s strategic transition continues, the Company will speed up its global expansion in the emerging field of the Bitcoin mining ecosystem. I believe our new strategic initiatives demonstrate a fresh start of the Company and will benefit all the stakeholders of the Company in the future, and I look forward to contributing to the success of the Company.”

About China Xiangtai Food Co., Ltd.

China Xiangtai Food Co., Ltd., an emerging growth company engaged in crypto mining business. The Company is also actively deploying blockchain technologies, alongside diversified expansion strategies. The current operations are in the United States, Canada, and China. For more information, please visit https://irplin.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

China Xiangtai Food Co., Ltd.

Erick W. Rengifo

Phone: +1-347-556-4747
Email: ir@irplin.com

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com